Filed by: Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No.: 333-258691

On Wednesday, February 26, 2022, Dr. Qichao Hu, the Chief Executive Officer of SES Holdings Pte. Ltd. participated in an interview with IPO Edge as part of a “fireside chat” webinar series. A copy of the transcript from the interview is set forth below and video replays are available online at https://ipo-edge.com/replay-ev-batteries-for-honda-gm-join-ses-holdings-founder-ceo-in-fireside-chat/ and https://finance.yahoo.com/news/replay-ev-batteries-honda-gm-214826232.html?fr=sycsrp_catchall.

John Jannarone (00:00):

Good afternoon. Thank you for joining. I'm John Jannarone, editor-in-chief of IPO Edge. We have a special guest today, actually a repeat appearance here from SES. We previously had Dr. Qichao Hu, founder and CEO's colleague, the president of the company on, but we have the founder and CEO himself today. You're going to meet the man in just a moment here. Before we get into that, a bit about the company. In fact, if you go to our website, we just published an analysis piece on this business as a leading lithium metal battery manufacturer that is quite a bit ahead of some of the other players in this space. You're going to hear about how they got there from the very beginning, since it was founded about a decade ago by Qichao and before we... I'm also going to show a video but before that, I just want to remind everyone to ask questions.

John Jannarone (01:09):

I've already gotten a few over email. You can send more that way through editor@ipo-edge.com or you can enter them, probably more easily here on the Zoom portal, and we'll get to those towards the end of the broadcast. Another very important thing to know is that this deal is about to close. The company, of course, is going public through a merger with Ivanhoe Capital Acquisition Corp that trades under IVAN, I-V-A-N, so if you own shares of IVAN, please go vote. Even if it's only a few, all those votes add up in aggregate. So it's important. If you've got any issues, there's some information on your screen here about how to reach out to the company's proxy solicitor and help you figure that out but usually you just go to your broker's website.

John Jannarone (01:48):

It just takes a couple minutes and you've got to do that before next Monday at midnight. So no reason to wait. I would do it now. Before we bring Qichao in, let's check out a video here to give you an overview, an introduction to the business.

BEGIN SES VIDEO

Speaker 1 (02:09):

For nearly a decade, SES has been a pioneer in the hybrid lithium metal battery space. Through our unique cell design, AI powered software and manufacturing capabilities we are well positioned to deliver our superior hybrid lithium metal batteries at scale. Conventional lithium ion cells are made up of a metal oxide cathode, a separator and graphite anode. The liquid electrolyte in lithium ion cells provides the conductivity for lithium ions. This design has been manufactured and deployed at scale in a variety of applications, including electric vehicles, SES's battery is different.

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Speaker 1 (02:46):

Introducing the SES hybrid, lithium metal batter. We've replaced the graphite anode with lithium metal to deliver an ultra-high energy density battery and it can be manufactured efficiently at large scale, just like today's lithium ion batteries. Our hybrid lithium metal batteries are safe, long lasting and capable of fast charge. They also are expected to deliver a longer driving range at a lower price over the long term, compared to lithium ion batteries.

Speaker 1 (03:14):

We start with a state-of-the-art high capacity cathode and separator. The next layer is SES's proprietary anode coating. This solid state material acts as a mechanical barrier to enhance battery cycle life and safety. Lastly, our proprietary wide format, lithium metal anode delivers incredible energy density. Once these elements are in place, we add a patented high concentration solvent in salt liquid electrolyte. The energy density of the SES hybrid lithium metal battery is much greater than that of today's lithium ion batteries and our ultra-thin lithium metal anode also keeps each battery cell lighter and more compact.

Speaker 1 (03:55):

In conventional lithium metal batteries, dendrites are traditionally the key cause of battery degradation and damage. Our patented electrolyte and proprietary anode coating inhibit lithium dendrite growth to help extend battery life. Safety is paramount when it comes to EV batteries and SES has designed and implemented a four layered approach to ensure that our batteries are safe for electric vehicles.

Speaker 1 (04:18):

Our solvent in salt electrolyte has low volatility and is self-extinguishing. Our anode coding adds a second barrier of protection. Our lithium metal cell and module design minimizes dendrite related performance and safety issues. Our AI algorithm developed using decades of lithium metal cell testing experience allows SES to detect and likely predict safety issues before they become serious. We believe SES's comprehensive approach and our partnerships with some of the largest car companies in the world, position us to be one of the first companies to bring lithium metal batteries to market.

Speaker 1 (04:54):

All these factors make the SES hybrid lithium metal battery, a superior clean energy solution for today and tomorrow.

END SES VIDEO

John Jannarone (05:20):

All right, great. Jarrett, I'm going to hand it to you. This is going to be taken over now by Jarrett Banks, editor-at-large here. Go ahead, Jarrett.

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Jarrett Banks (05:29):

Thanks, John and Qichao, welcome to the program.

Dr. Qichao Hu (05:34):

Thanks Jarrett.

Jarrett Banks (05:35):

Great to have you here. Now, before we get into the nitty gritty, perhaps you could tell us a little bit about your very distinguished background and how you started SES.

Dr. Qichao Hu (05:48):

Sure. So I finished my bachelor's in physics at MIT in 2007, and then I was looking to get into renewables and then around 2007 and 2008, there was, so this was the last year of the Bush and first year of Obama's administration, there was a huge push by the Department of Energy to invest in clean energy technologies, batteries, fuel cells, solar cells, water purification, nuclear, bio, wind, lots of funding was provided to universities; MIT, Stanford, Colorado, Chicago.

Dr. Qichao Hu (06:33):

Several university hubs, actually received a lot the funding. So I initially got into solar because of my background in physics, but then unfortunately the two professors I worked with back then in solar, I didn't really like to publish papers, so I was actually fired by two professors in solar and then I joined my third professor who eventually became my PhD professor, Donald Sadoway, and then he introduced me to batteries. So, that's how I got into batteries. That's actually a very interesting trend today. If you look at most of the battery companies in the US, actually, they all got started around 2011, 2012 because the technical founders started their PhD around 2008 as part of this government Department of Energy movement. So, quite exciting.

Jarrett Banks (07:37):

Absolutely. Thank you for that and we've certainly come a long way since the end of that administration. There's a lot of tailwinds in the current era. Why don't you give us that 10,000 foot overview of where we're at today with these next generation live metal batteries for electric vehicles?

Dr. Qichao Hu (07:59):

Yeah, yeah, absolutely and today, globally, there are about eight or nine companies working on next gen, lithium metal in the US, in China, in Japan, Europe, large and small and it's a very interesting situation because I love the technology. Actually people started working on these lithium metal technologies, hybrid solid-state, liquid, different versions of lithium metal way back in the 90s, late 90s and 2000s. So, you have a convergence of technology becoming ready in the pipeline as well as a really strong market pull.

Dr. Qichao Hu (08:43):

Ever since COVID, a lot of the traditional OEMs realized the success of Tesla and this transition to EV is really just unstoppable and since then a lot of these traditional OEMs realized the need to develop next gen better technologies. So we have this convergence of technology readiness coming off the technical pipeline, I suppose this new demand from the OEMs that really no one has ever seen before.

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Jarrett Banks (09:19):

Great. Now John mentioned earlier that you are going public via a spec and we cover a lot of specs here at IPO Edge. So we always like to ask the question, why go public through a spec and why now?

Dr. Qichao Hu (09:35):

Yeah, yeah. It's really to have the capital to grow and then this industry, EV battery industry is being disrupted, is changing rapidly. The battery company of the future will look very different from today's EV battery companies and to really survive in this super competitive EV battery industry, you really have to compete, not only with other next gen lithium metal companies, but also with lithium ion companies. Sometimes you even have to compete with car companies to build a very robust supply chain from mines to raw materials, to battery materials, to batteries, to packs, vehicle integration, software, data, recycling this entire value chain.

Dr. Qichao Hu (10:33):

To really compete, you have to be more and more vertically integrated to become a full blown system provider because the number one target that all these companies are trying to hit is that magic $60 per kilowatt hour cost. So to hit that, these companies have to be very vertically integrated throughout this entire value chain and then going public through a spec gives you that capital, that platform to raise additional capital, to attract talent, and also to build partnerships and to achieve the vertical integration that is needed to really compete as a EV battery company in the future.

Jarrett Banks (11:22):

Great. Now, last time we spoke with your colleague Rohit Makharia, I believe we talked about partnerships with the likes of General Motors and Hyundai, but since then, you've had a major announcement with Honda Motors. What can you tell us about that partnership and really all of them?

Dr. Qichao Hu (11:42):

Yeah, so we are very grateful to the support from Honda and then we have a few more in the pipeline and then for us, I mean, GM, we started working with them since 2015, Hyundai, we started working with them since 2019. Honda, really, we started end of 2020, beginning of 2021, and more and more OEMs realize that the hybrid lithium metal battery that we provide is a much more practical approach to next gen lithium metal batteries and you can test the cells, you can sample it, you can see the data, it's a much more practical approach, and then it's much closer to commercialization than the alternative approaches is out there.

Dr. Qichao Hu (12:39):

So, we don't take this trust from Honda and these three OEMs lightly, we continue to push really hard to meet the milestones. It's very challenging, but our goal is to work on A-sample this year, start B-sample next year, and then C-sample 24, and then get to SOB, start of production mid-decade, around 2025 and 2026 and then in parallel, we are also in addition to meeting the technical specs, we also have to meet the cost spec, which is much more challenging and then we are working with the OEMs to build this robust supply chain, to really meet all the requirements.

Jarrett Banks (13:30):

Great and just for the viewers who aren't familiar with R&D terminology, can you describe what A-sample means?

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Dr. Qichao Hu (13:38):

Sure, sure. So, typically a battery company, in order to supply a new battery to a car company, you have to go through pre A-sample, A, B and C. So pre A-sample is really R&D and then you get into an engineering sample. The cell could be very small, but then you get too close to meeting all the specifications. A- sample is the battery meets the final dimensional requirements and then also meets most of the technical specs and then B-sample is really A-sample, but then you make it 10 times or 30 faster. So you solve the manufacturing, the quality issues, and then C-sample is really B-sample but then now you put in the car, you test the vehicles.

Jarrett Banks (14:25):

Got it. Can we talk a little bit about some of your other investors, including Koch Strategic Platforms, LG Technology Ventures, Foxconn? It sounds like you've got some heavy hitters in there.

Dr. Qichao Hu (14:41):

Yeah, I think it just shows you that this transition from gasoline to EV is really a global movement. Investors, car companies, strategic investors, as well as financial investors around the world really see this transition as an unstop-

PART 1 OF 4 ENDS [00:15:04]

Dr. Qichao Hu (15:01):

...as a unstoppable movement and then they really have to be part of this.

Jarrett Banks (15:09):

Fantastic. What can you tell us about the Shanghai Giga Facility?

Dr. Qichao Hu (15:16):

Yeah. We it last November. Then we broke ground also last November. So we are working on phase one and then we expect phase one to be completed by end of Q1 this year. And then phase one will basically be producing these cells you see behind me that we will test and then also provide sales as well as data to our OEM partners.

Dr. Qichao Hu (15:46):

And then we expect phase two to be completed next year, 2023. So in the Shanghai Giga, we're going to build the cells, also develop the full supply chain and all the actual electrolyte cathode equipment separators. Developed the supply chain as well as the full manufacturing process and quality control.

Jarrett Banks (16:10):

Got it. Now, of course supply chain issues have been in the news. Have affected almost every company out there. What can you tell us about your supply chains?

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Dr. Qichao Hu (16:20):

Yeah. At the end of the day, it definitely comes down to supply chain. Even when we were much earlier, we in our shareholders, we brought in Tianqi Lithium, one of the largest lithium producers in the world. And then this merger with Ivanhoe, we pick Ivanhoe because Ivanhoe is also one of the world's leading producer of copper and nickel. Then potentially down the road we'll work together to secure the raw materials.

Dr. Qichao Hu (16:57):

For us, I mean, if we were much earlier stage, if we were just in R&D with OEMs, we probably will not worry too much about supply chain. But now that we are in A sample and soon will get to B sample, we have to develop our supply chain. We haven't announced this, but we are working with several lithium producers in the U.S, in China to build a robust supply chain, both in terms of locations as well as cost and volume.

Dr. Qichao Hu (17:33):

We're also working with two chemical companies, one in Japan, one in China on the lithium salt supply. Then couple of weeks ago, we announced our partnership with ENTEK Membranes. Then we signed this exclusive supply on separators from ENTEK. So we realized that basically once you get to B sample and C sample and then later on it, it comes down to supply chain. We have secured a few agreements and then we will continue to do more on the supply chain front.

Jarrett Banks (18:13):

Got it. Now, let's drill down into the technology a little bit if we could. Tell us about the Hermes platform and your Apollo engineering capability, as well as your Avatar AI monitor software.

Dr. Qichao Hu (18:33):

Right. So these three are the pillars of SES core competence. Hermes is really... We have this small cell. It's about the size of the cell that's in your iPhone 13. So the cell itself is small. But then we use that as a platform to test new materials, new electrolytes, [inaudible 00:18:57] high concentration electrolytes. Since the beginning of the company, we've developed 12 different generations of electrolytes, high concentration. And each one, we get closer to the OEM requirements, safety, cycle life, fast charge performance, all that.

Dr. Qichao Hu (19:18):

So we use that as a platform to test new materials, especially electrolytes and also new lithium anodes, anode coding. So that group of people is primarily scientists from national labs, chemists, material scientists. So that group is based in Boston. Then we hire a lot of top scientists from around the country.

Dr. Qichao Hu (19:48):

Then Apollo is basically taking Hermes. So the same material, same design, but then you make it larger. So you can see the big battery behind me. That's about 600 millimeters wide and then about a hundred millimeters high. So there is a lot of engineering challenges. For example, how to make this thing, lithium foil, that wide. This has never been done before. And then also the separators, the annual coating. How do you ensure when you make this thing, lithium foil, that wide, how do you ensure it's still uniform, all the edges. Basically a million detailed engineering issues.

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Dr. Qichao Hu (20:31):

And when you build the cells, you stack the welding, alignment, lots of issues. So that's a group of people that are primarily cell engineers. And then we develop engineer process to co this protective coding on the lithium foil to produce this wide format, lithium foil, and also to ensure that these cells are built with a good engineering and good quality. Then the last part is software. So the motivation behind the software is really safety. So the issue with batteries is that, it's really impossible to make a battery a 100% safe. Especially the energy density, the harder it will be to make a battery safe. That's just fundamental chemistry. So now we have to make the final cars a 100% safe. So how do you do that? And then, so if you look at what the traditional battery manufacturers are doing in terms of quality control, it's, the defect is parts per million, parts per 10 million, parts per 100 million.

Dr. Qichao Hu (21:48):

But that's a very traditional way of doing quality control. And even if you are at parts per 100 million, which is really, really good, when you have hundreds of gigawatt hours on the road, one gig is 1 billion, right? So parts per 100 million in the market, that's hundreds of gigawatt hours. You still have thousands of cells catching off higher. So still that's not good enough.

Dr. Qichao Hu (22:14):

So what we are doing is basically building this software that monitors every component, every step from the manufacturing process, the electral coating, calendaring and the stacking, punching, lamination, welding, alignment, filling, basically the entire process. We collect a lot of data and then we build this model.

Dr. Qichao Hu (22:41):

And then once the batteries are inside the vehicles, then we work with the OEMs to also collect additional data 24-7. When the car is parked, when someone is driving the car, when the car is being charged, different people, different locations, different temperature, different behaviors, and then really customize the battery to that user.

Dr. Qichao Hu (23:06):

So we build this software that's based on a combination of physics model as well as machine learning that can really... It's like this concept in the movie Minority Report, there is concept of a pre-crime, right? So imagine the battery has a pre-crime. You want to... So the goal is to predict incidents before they happen. And you can do that. If you collect data just from the manufacturing to the battery inside the car, you can actually predict incidents before they happen.

Jarrett Banks (23:41):

That's a great example. I like the way you explained that. It's interesting that it's software and also a manufacturing platform, right?

Dr. Qichao Hu (23:50):

Yes.

Jarrett Banks (23:51):

Okay, great. Now, let's get into the global competition for supply chain dominance among battery and auto OEMs as you were saying earlier. What kind of materials do you need to secure supply of?

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Dr. Qichao Hu (24:09):

Yeah. So if you look at the key materials, obviously there's lithium, there's nickel, cobalt, manganese, copper, aluminum. These are the key materials. Then, I mean, there is... You can find these materials pretty much anywhere in the world, North America, South America, Australia, Africa, Asia. It's fairly well distributed.

Dr. Qichao Hu (24:35):

Now, there are only a very few companies that have the ability to produce these materials from the mines. And then you see a lot of battery companies as well as car companies are bidding for mines. The motivation really it's the cost. So the final battery that goes inside the car, say the target is $60 per kilo hour, how much of that goes to the battery company? How much of that goes to the car company?

Dr. Qichao Hu (25:12):

So that's where battery companies and car companies are competing. From the car company's perspective, they want to be the big ones. Then they want to control the entire supply chain, from the mines, source all the materials and then simply give it to the battery companies. Then the battery companies will make batteries as a contract manufacturer. From the battery companies per perspective, they want to control the whole supply chain. From mines to raw materials to batteries and then treat the... And then downstream battery charging, swapping.

Dr. Qichao Hu (25:52):

Basically battery companies want to become like the new oil come companies. And then treat the car companies as just a box. Different companies have different looks, different designs, but then you all have to use my standard battery.

Dr. Qichao Hu (26:09):

So that's where you see now, sometimes there is competition. So, I mean the traditional model, just battery companies making batteries and then supplying to car companies, that will still continue. But now the relationship is becoming a lot more complicated. Because now they are competing upstream for dominance in the supply chain. And then we'll see who wins. It's like the oil companies and the car companies.

Jarrett Banks (26:37):

Okay, great. Then speaking of mining, of course you're a spec Ivanhoe mining acquisition court. What can you tell us about how that partnership is going to continue after the merger?

Dr. Qichao Hu (26:54):

Yeah. We haven't announced anything, but I mean, Ivanhoe being one of the leading producers of copper and nickel, which are both very important materials for batteries in the battery. For example, if you look at this large battery behind me, that has 32 layers of anode, and then each anode has copper and then 31 layers of cathode and then each cathode has high nickel. So those two materials are definitely very needed for this battery. So potentially we could work together to secure a lot of these important materials.

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Jarrett Banks (27:38):

Right. Then just big picture, what do you see for the future of EV batteries, particularly with the convergence of AI and possibly other technologies?

Dr. Qichao Hu (27:54):

So I think from a hardware perspective, I think the EV will head down to two paths. One is high nickel for premium vehicles, like the Cadillacs, the Porsche, the brands that people are willing to pay for basically additional range and additional benefits. Another is also very, very important, is the value brands. Then those will likely be lithium iron phosphate based. So that's like the Chevys, the Hyundai, the value brands and the mass market.

Dr. Qichao Hu (28:28):

Then from the software perspective, definitely, in the past when the EV adoption was much smaller, it was okay to not have a super intelligent system. But now when you have this market just exploding and then we see the market going from tens to now hundreds, and then Elon talked about thousands of gigawatt hours. Then you have this explosion in data. And often when you have explosion in data, you have explosion in intelligence.

Dr. Qichao Hu (28:58):

So there is a very, very important need for this super intelligence system to guarantee safety. It is no longer enough to say safety is parts per 100 million. That's not good enough. You have to guarantee safety. Meaning you have to monitor... When you toss a coin, you cannot say it's 50, 50, heads or tail. You have to monitor the speed, the air, the power, gravity, everything. So you can predict with a 100% certainty when it's going to fail.

Dr. Qichao Hu (29:29):

So this super intelligence system is going to be super, super critical. We saw GM had a recall, LG suffered a lot. So these things must be prevented. Now, they cannot be prevented by making the battery 100% percent safe, because that's not possible. But they can be made a 100% safe through this super intelligence software.

Jarrett Banks (29:52):

Okay. That's well said. I'm going to bring in my colleague, John, here again. We do see all those questions that have come in and we love to see the...

PART 2 OF 4 ENDS [00:30:04]

Jarrett Banks (30:00):

... do see all those questions that have come in. We love to see those. John, take it away.

John Jannarone (30:06):

All right. Great, thanks, Jarrett. Qichao, you just talked a bit about different kinds of cars having different needs for batteries, but I just want to spend a little bit more time on that because when we spoke recently, you explained to me that your ability to be flexible and offer a custom solution to an OEM is a really important part of the story, because as you say, GM has both Cadillac and Chevy. Can you just talk a little bit about why your batteries are able to be customized like that and why that sets you apart a little bit?

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Dr. Qichao Hu (30:38):

Both the chemistry and the form factors can be customized. Then chemistry, for any OEM, you have the premium chemistry, the high nickel as well the value chemistry, which is the LFP. Lithium metal, actually all hyper lithium metal, 60% of that is same as lithium-ion. The same cathode similarly electrolyzed, similar separator. The anode is totally different, but similar assembly process.

Dr. Qichao Hu (31:09):

So if you take a lithium-ion cathode, say, high nickel paired with lithium-ion, you get to about 300 watts per kg, but same cathode, when you pair it with lithium metal, you get to 400 and plus watts per kg. And then, if you take a lithium iron phosphate cathode, when you pair that with lithium-ion, you got about 200 watts per kg but if you take that same cathode and then you pair that with lithium metal, you get about 300 watts per kg.

Dr. Qichao Hu (31:38):

So lithium metal, it's actually quite similar to lithium-ion. This is why the cathode improvements, the flexibility of using different cathodes for different lines of vehicles in lithium-ion that also exists in lithium metal. And then, in terms of form factors, so far, all the cells that we have built are these large, long pouch cells. And then, a lot of the traditional OEMs tend to like these pouch cells. We are working on cylindrical one cells, and then once those become available, we can also work with the newer OEMs.

John Jannarone (32:19):

That's great. I just want to remind everyone that if you want to ask a question, you're best of off just putting it there in the Q&A box. I see someone who's raised his hand there, but if you just type it in, we'll try to get to it. I want to go back to something before we address some of these questions here if I can, Qichao, something that jumped out at me when I started looking at this business is that you've already raised $270 million, which is quite a bit. It's a lot more than many of the SPAC companies that we've seen. Can you just talk about how much of a head start that gives you and how far along are you? We talked about A sample, but do you have a big lead over other guys who might want to try to chase you and catch up?

Dr. Qichao Hu (32:56):

Yeah, the market is quite competitive. If you look at the established players, like LG, [inaudible 00:33:04], obviously, they have proven track record and production capacities in the hundreds of gigawatt hours. And then, you also have the other next-gen battery companies. They are earlier stage, mostly pre A sample. We're in the middle. We are the only next-gen lithium metal company that has made it to the A sample stage. So we have some of the problems as other earlier stage next-gen battery companies.

Dr. Qichao Hu (33:33):

We also have to deal with the problems that the more mature companies have to deal with, like supply chain cost volume. We are furthest ahead in lithium metal. We are the only company in lithium metal that has A sample joint developments with OEMs, but then we don't really look back. We look forward. We are thinking about how to get B sample, C sample, how to solve all the supply chain issues and actually meet the cost requirements.

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John Jannarone (34:05):

Okay, great. I'm going to take a question here that came from the audience. We're thinking of passenger cars when we're thinking of GM and Hyundai and Honda, but what about bigger vehicles, like an SUV or even truck or a bus? Could these batteries potentially work there too?

Dr. Qichao Hu (34:23):

Yeah. Yeah, so far, actually the vehicles that we are targeting are primarily larger SUVs, sedans. For the larger trucks, like the semis, that's coming down the road. So for lithium metal, actually, it's very suitable for larger family vehicles, as well as the trucks.

John Jannarone (34:52):

All right, great. Now, you talked a little bit about range and so on, but can you just, if you could, just for someone who's trying to think about how far one of these batteries can get a car, what's the typical range that you're expecting a car to have?

Dr. Qichao Hu (35:03):

Sure, sure, sure. There are four types of batteries, and then also four different ranges. Think of lithium-ion as a platform and lithium metal as a new platform. In lithium-ion, when you use lithium iron phosphate, it's about 200 watts per kg. That transfers to about less than 200 miles. If you have high nickel NMC cathode in lithium-ion, that's about 300 watts per kg. That translates to about 300 miles. That's lithium-ion.

Dr. Qichao Hu (35:41):

Now, if you take the same cathodes, you pair that with lithium metal, lithium iron phosphate paired with lithium metal, you can get to about 300 watts per kg. which is about 300 miles. And then, if you take high nickel paired with lithium metal, you get to 400 watts per kg, which is almost 500 miles. So we offer the OEMs this choice. We could just keep the cost the same, use the expensive high nickel, and then increase the range of vehicle from 300 to 500 miles. That's one option. We could also keep the mile range the same, keep it at 300, but you replace the cathode from high nickel to LFP. So now, the vehicle is much cheaper because the cathode is a cheaper cathode.

John Jannarone (36:29):

Great. Another good question here related to competition, do you have good intellectual property protection and patents and that sort of thing so that someone can't see what you're doing and try to replicate it?

Dr. Qichao Hu (36:43):

Yeah. Yeah, we have almost 200 patents, global. For us also, those patents are very important. At the same time, it's also this trade secret and the overall capability. For example, mining raw materials, exclusive supply agreement, engineering capabilities. Making thin lithium wide sounds quite easy, but then if you actually try it, you have lots of issues. So a lot of engineering capabilities, manufacturing, quality control, this software capability, algorithm building, a lot of these, in addition to the patents, really just a lot of the intangibles, the intangible capabilities that also are very important.

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John Jannarone (37:41):

All right, great. A little bit of a technical question. I believe that you explained this in your investor presentation, which I'd recommend everyone checkout. If you Google SES Holdings SPAC presentation, you'll find it. But someone's asking about dendrite management. Can you just explain what your approach that is, and if I'm not mistaken, I think that there is information about this in a lot of detail in your presentation?

Dr. Qichao Hu (38:02):

Yeah. Yes, we have a three-level approach. Basically dendrites is formed when you charge a lithium-ion battery, you plate lithium. Step one is we have a high concentration solvent in salt electrolyte, and then that does change the way dendrites grow. And we have some pictures in our deck. Dendrites used to be very sharp, needle-like structures, but when you use a high concentration of solvent in salt, you still form [inaudible 00:38:33] lithium, but then it looks completely different. It's not a sharp needle. It's softer, it's round. So step one is we use high concentration solvent in salt to change the morphology of dendrites. Don't think of dendrites as a needle-like structure, but think of them as like a mush, soft.

Dr. Qichao Hu (38:52):

Step two, we have this protective coating on the lithium that further suppresses the [inaudible 00:39:00] lithium that we plate. These two can get to maybe 98 plus percent dendrite prediction. And then, the last one is really software. By monitoring the electrochemical, thermal and mechanical data from the cell, from outside the cell, you can build these models and then these models can predict dendrites. Even when, say, small, micro dendrites is beginning to form, you can actually detect that through this software. And then, you can predict it and detect it when it's small, when it's not a major issue. Then you can send it to a dealer to have it fixed. So the software really monitors small dendrite formation, and then can send warnings.

John Jannarone (39:55):

Great. We've got a question here just from the consumer's perspective, charging. How long does a charge take? Is it competitive with other options out there? And do you foresee these being charged at charging stations or in also people's homes? How's all that going to work out?

Dr. Qichao Hu (40:09):

Yeah. Yes, the charging capability of lithium metal is similar to lithium-ion using the same cathode. Obviously, we don't encourage people to use fast charge that often because that will degrade the batteries, but then lithium metal is capable of fast charging. So if you need to do fast charging, actually we have to send ourselves to two third parties, and then we show we could do from 10% charge to 90%. So 80% in about 12 minutes. So it is capable of fast charging. And then, in terms of optimized charging, charging that's optimized for life and safety, that's part of this software, this avatar that we are developing. So based on this user's behavior, we can actually optimize charging for this vehicle.

John Jannarone (41:11):

Great. You just reminded me of something else that I wanted to ask here, as far as third party verification. Can you talk about some of this independent testing? I think there's quite a bit of information on this in the slide presentation, more than I'm used to seeing. Can you tell us about how committed you were to getting this third party verification?

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Dr. Qichao Hu (41:28):

Yeah, sure. Earlier last year, the Hermes, the smaller cells that we had, we actually sent them to two third parties. One is Exponent, one is Eclipse, and then we performed the basic tests, the basic just check on cell capacity, energy density, basic fast charge, basic performance, slow C-rate, high C-rate, low temperature, as well as the standard safety test.

John Jannarone (42:01):

Great. I want to just talk a bit about all the work that you've put into the company so far. Now, you are at the helm, you have Rohit Makharia there as well, who also, by the way, was at GM for almost 20 years. How much technology risk is there at this point, because we're looking at a few years before you're into full production? But what are we looking at in the near term here?

Dr. Qichao Hu (42:22):

Yeah. I think in terms of science challenges, we have de-risked the science challenges. And then, now the step really is a lot of engineering challenges, and also be able to manage the entire supply chain. And the reason why supply chain is important is because if you look at the entire process from mine to a battery going inside the vehicle, the environment that the battery is in impacts the performance, the safety of the battery, just as much as the material that go inside.

Dr. Qichao Hu (43:05):

So think about battery as in the middle, everything that happens upstream, goes inside the battery, and then everything that happens downstream is all the environment. So in order to ensure performance and safety of the final battery that go inside a car, you really have to, in addition to the technology, the chemistry of the cell, you have to control, manage upstream the materials, the mines, as well as how the battery gets used downstream.

John Jannarone (43:36):

Great. Now, of course, Jarrett and you discussed these very, very big OEMs who you're working with, and it occurs to me having seen many EV companies go public throughout this ecosystem, how come you chose to work with these, with the big guys, the incumbents? Would you also be open to working with these pure play startups that are totally focused on EVs?

Dr. Qichao Hu (43:58):

Absolutely. Absolutely, yeah. It just happens that that our cells are these stacked pouch cells, and then the large, traditional OEMs prefer the stacked pouch cells. And then, the newer OEMs prefer the cylindrical cells. So now, we are developing cylindrical cells to also work with the newer OEMs.

John Jannarone (44:28):

Great. I just want to talk about your financial projections a little bit at a high level. We don't need to get into the nitty gritty here, but something that has happened, just some other companies out there, is that investors were maybe not sure they could have confidence in those forecasts. Can you just tell us a bit about the thinking that went into those, because for those of you who haven't looked, this is a very, very impressive growth trajectory? We're talking about $7 billion by 2028. It's huge. What kind of thought went into those projections?

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Dr. Qichao Hu (44:57):

Yeah, again for us, basically, we looked at how many OEMs-

PART 3 OF 4 ENDS [00:45:04]

Dr. Qichao Hu (45:00):

For us, basically, we looked at how many OEMs we can partner with because to actually hit those numbers, we can't just wait until 2026. We had to start two years ago. We basically looked at the OEMs that we have JDAs with, today it's GM, Hyundai, Honda, and more down the road, so the greater the number of OEMs, the greater market shares. And then we think about, okay, where are we? Back in 2019, we were pre A sample. 2020, we started A sample. 2021, we really officially signed the A sample. So A sample '21, '22, and then begin the B sample '23. '24, we begin the C sample. Once you get to C sample, then, you really start to talk about price, volume and then, a lot the price and volume we reference, we use benchmark from on [CAL 00:46:03] LG, the current established players. That model is just based on how many OEMs we have joint developments with as well as where we are in the process. If we are pre A sample, then that forecast is probably a bit too speculative, but once we're in A sample, then you kind of know, okay, now, A sample is going well, we have this large prototype, then B sample, then C sample. There is that process. It's a very clear process.

John Jannarone (46:34):

That's great. I'm really glad that you tied in the A sample to the forecast because that really explains the importance of being at that state age. There's a question here, another dendrite question, if we can. Tesla proposes the 4680 platform to minimize dendrite issues. Would SES chemistry also benefit for building cells in a similar design to mitigate degradation?

Dr. Qichao Hu (46:59):

We are developing surgical cells. We are not publishing any data yet, but probably towards the second half of this year will, we'll publish some surgical cell data.

John Jannarone (47:12):

Great. We've talked about the various raw materials that need to go in. Someone's asking about cobalt, which is a very complicated one because, particularly social and by environmental issues in Africa. Do you have any concerns about procuring cobalt? Do you need it?

Dr. Qichao Hu (47:28):

Yeah. Yes. In all the high nickel cathodes, there is a little bit of cobalt. It's typically 90% plus nickel, and then around 3% or 4% cobalt, and then another 4% manganese. So cobalt, for example, in your phone, that's almost all cobalt. And tin the automotive application, that has come down from 100% cobalt to 30% cobalt, 20%, 10%. Now, we're down to about 3% or 4%, so cobalt is needed for the high nickel premium vehicles, but then, the amount has come down. And then, we are working with the suppliers for cobalt, but also a few other materials to really trace the entire value chain going all the way to the mine to make sure that the source is sustainable to the local ecology as well as the local community. There are organizations that you can actually work with to ensure that all the materials that you get are sustainably and responsibly sourced, and it is becoming a very important thing for us as well as the OEMs.

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John Jannarone (48:43):

Great. Now, Qichao, you're scheduled or you're forecasting to swing to EBITDA positive, I believe, in 2026 and probably, cash flow positive shortly thereafter. But is it capital intensive to build out these facilities and is the capital that you one together through this transaction going to get you there, or should investors be concerned about anything else dilutive in the near term?

Dr. Qichao Hu (49:07):

Yeah, I think in our model, we can get to 10 gigawatt hours with the current fundraise. And then, once we get there and beyond, typically, when you are in that stage, then, you can get project financing, you can borrow money from banks. Once you get there, then, it's far less dilutive.

John Jannarone (49:34):

Okay. Okay. Great. We've got a slightly technical one here from Tong. Let's give this a try. Tong's asking, with the next generation li-metal batteries with the focus on the li-metal side, [inaudible 00:49:47] protection of li-metal suppressed dendrite formation, what about on the cathode side? What's the current status of nickel rich cathodes or the strategy to solve the problem that they might encounter?

Dr. Qichao Hu (49:57):

Yeah. It's really both. For example, on the safety test, if you look at high nickel lithium ion and high nickel lithium metal, some of the safety is actually driven by the cathode. Definitely, there is a lot more to do on the lithium metal side, the coating, the electrolytes, those have to be developed that they are stable on lithium metal. Also, the sourcing of this lithium metal. But on the cathode side, there also is a lot of work because the cathode is what determines a lot of the safety. For example, oxygen evolution and high temperature, that comes from these high nickel NCM cathodes. Also, the rate, fast charge as well as fast discharge. So both. I would say more than half is on the anode, because that is the key differentiator, but also, a very significant portion goes into the cathode.

John Jannarone (50:58):

Great. Now, another interesting thing that we discussed which I think is important to dig into for a second, if we can, is, we talked about access to materials, but you've also made sure that in some cases, you're restricted on getting them from, say, China, but you've made sure that you're focused on places to get that those materials from, right? Can you talk about some of those rules that are quite strict?

Dr. Qichao Hu (51:22):

Sure. With the rising US-China tension, we really have, not just us, but every battery company, every car company has to build two supply chains. One is just based on what makes sense economically. And then, a lot of the OEMs selling outside of the US are doing that. Just build an economically efficient supply chain. For a lot of the OEMs in the US, they are building what's called a China-free supply chain. So a lot of the raw materials have to be sourced from outside of China, so Australia, South America, North America, Africa. And then, we're working with several global OEMs, American, Korean, Japanese, and then we have a few others down the road. We are building two supply chains. One is just a global supply chain, a China-inclusive supply chain. One is for the US market, a China-free supply chain. And there are mines, lithium mines, nickel mines in the US, in Australia, in South America, that we are working with as well as we're also working with a few lithium foil producers. We announced a partnership with Applied Materials on this thin lithium foil and we will announce a few more down the road. So we're building two parallel supply chains.

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John Jannarone (52:57):

Great. Now, Qichao, I'll say it for you, you and your president of the company and the CFO, the senior management is world class, very impressive resumes, but there are a lot more people you've got to hire as well. Are you able to find enough engineers and physicists and people who are familiar with this very, very new technology to keep growing it [inaudible 00:53:18] you want?

Dr. Qichao Hu (53:19):

Yeah, yeah. It's a very competitive space. Battery companies, car companies around the world are just giving engineers and scientists a lot of compensation to attract them. We have three sites, one in Boston, Shanghai and Korea. The one in Boston, we focus primarily on the science and we hire a lot of chemists, material scientists from national labs and universities in the US. US has one of the most advanced battery related chemistry and material science capabilities, so we hire a lot of those people. And then, in terms of the engineering, the manufacturing, the supply chain, we do a lot of that in our Shanghai Giga facility. And then, we hire people from companies in China. Also, in our new Korea facility, because Korea and China, today, most of the EV battery supply chain is over there. So SES Shanghai and SES Korea, we hire a lot of cell engineers, manufacturing process engineers, supply chain people. And then, in Boston, it's primarily science, materials, chemistry, as well as some AI software people.

John Jannarone (54:44):

Great. Just a quick follow up on that. How many employees do you have in total right now, or the most recently disclosed number? And are you continuing to hire right now?

Dr. Qichao Hu (54:54):

Yes, yes. We have about 200. About half of that is in Boston and the other half is currently split between Shanghai Giga and Korea. And then, we continue to hire. Yes, we are hiring a lot of people, material scientists, cell engineers, data scientists, AI software people, all lot of people, yes.

John Jannarone (55:18):

What about the role of governments in all of this? We've had a number of in fact, people from various governments, US governments and Europeans, come on this program when we were talking about this EV revolution. Are there subsidies to be had or is this more of a free market story for you at this point? Are you going out in your meetings with independent companies and making deals that way or are you talking to governments as well?

Dr. Qichao Hu (55:42):

Both. Subsidies, also policies, regulations. For example, if you look at this entire supply chain, actually, there was a study published, I think, two months ago, about just the entire supply chain, from mine to EV to the vehicles and the support that different governments are supporting this. For example, China, today, is the owning country that has companies in every part of this entire supply chain. US has a lot companies in mines, vehicles, but they're missing some links in the middle. The Department of Energy and several state level as well as federal level are trying to figure out, how can we build this complete supply chain so it's less dependent on other countries? And I think the policies, setting the correct policy is really important and also providing the important funding to actually execute on those policies.

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John Jannarone (56:55):

All right. Great. Well, Qichao, we're almost out of time here. I'd like to let you have the last word here. I'm curious what you're most excited about in 2022. Obviously, the deal closing is probably close to the top of the list. What else are you focused on and looking forward to see happen this year?

Dr. Qichao Hu (57:12):

Yeah. I think this year and just the next one year, this whole industry is going to change a lot. I think if we meet a year from today, we probably will not be able to recognize the battery companies a year or two years from today. Just so much is happening and this industry is about to be fundamentally disrupted. Car companies are beginning to make batteries, battery companies are trying to become like oil companies and the application of new technologies such as AI, Blockchain, machine learning, are becoming more and more prevalent in how to control manufacturing quality, how to do traceability, how to make sure all the materials we get are responsibly and sustainably sourced and how to monitor how users are using the vehicles. We'll see the traditional way of producing materials in mines, of producing batteries, and then now putting the batteries inside the car, the traditional delineation of the various roles and responsibilities will be completely disrupted and a new model is going to emerge. And we don't know exactly how that will look, but we know it's a super, super exciting time to join this industry because you get to be part of this, and then you get to design new rules for the next decade in this industry. It's a very exciting time to be in this industry, however it's going to look like.

John Jannarone (59:03):

All right. That's great. Just one last reminder here, as you can see in the screen, this vote is coming up. No need to wait until next week. The deadline is 11:59 on Monday the 31st, but anyone should vote now. Usually, just go to your broker's website. If you need help, go to that link there. We'll include that link in the replay, which will be published on IPO Edge in about an hour or two. You can also find it under the spec ticker IVAN on Yahoo Finance or Bloomberg terminal. With that, I'd just like to thank Dr. Qichao Hu one more time, CES founder and CEO. Thank you so much for being here. Really enjoyed it, Qichao.

Dr. Qichao Hu (59:38):

Thank you, John. Thank you.

John Jannarone (59:39):

Thanks. Thank you. Bye.

PART 4 OF 4 ENDS [00:59:41]

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About SES

SES is a global leader in development and initial production of high-performance Li-Metal rechargeable batteries for electric vehicles (EVs) and other applications. Founded in 2012, SES is an integrated Li-Metal battery manufacturer with strong capabilities in material, cell, module, AI-powered safety algorithms and recycling. Formerly known as SolidEnergy Systems, SES is headquartered in Boston and has operations in Singapore, Shanghai, and Seoul. To learn more about SES, please visit: ses.ai/investors/

About Ivanhoe Capital Acquisition Corp.

Ivanhoe Capital Acquisition Corp. (NYSE: IVAN) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Ivanhoe was formed to seek a target in industries related to the paradigm shift away from fossil fuels towards the electrification of industry and society. To learn more about Ivanhoe, please visit: ivanhoecapitalacquisition.com

Forward-looking statements

All statements other than statements of historical facts contained in this communicationare “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the business combination and the related PIPE financing, the timing of the business combination, the Extraordinary General Meeting of Ivanhoe’s shareholders and the Special Meeting of Ivanhoe’s warrant holders, statements regarding the development and commercialization of SES’s products, including in connection with Joint Development Agreements, the amount of capital and other benefits to be provided by the business combination and the related PIPE financing, estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's Annual Report on Form 10-K filed with the SEC on March 31, 2021 and in Ivanhoe’s proxy statement/prospectus relating to the proposed business combination, filed with the SEC on January 7, 2022, including those under “Risk Factors” therein, and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information

This communication relates to the proposed business combination between Ivanhoe and SES. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Extraordinary General Meeting of Ivanhoe's shareholders (the “Definitive Proxy Statement”). The Definitive Proxy Statement has been sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders are able to obtain free copies of the registration statement, the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed Business Combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in the Definitive Proxy Statement and Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Definitive Proxy Statement, and any changes will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.